TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to
which voting rights are attached:	Reed Elsevier PLC
2. Reason for the notification (please tick the appropriate box or boxes)
An acquisition or disposal of voting rights
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights

Other (please specify): CONFIRMATION OF CURRENT POSITION USING THIS STANDARD FORM AS REQUIRED BY EUTD REGULATIONS	×

3. Full name of person(s) subject to the notification obligation:	Prudential plc group of companies

4. Full name of shareholder(s) (if different from 3.):	See attached schedule

5. Date of the transaction (and date on which the threshold is crossed or reached if different):	14-MAR-2007

6. Date on which issuer notified:	16-MAR-2007

7. Threshold(s) that is/are crossed or reached:	3%

8. Notified details:

A: Voting rights attached to shares
Class/type of shares
(if possible using	Situation previous to the Triggering
the ISIN CODE)	transaction		Resulting situation after the triggering transaction
		Number of Voting
		Rights
1.	Number of Shares	viii	Number of shares	Number of voting rights ix		% of voting rights
					Indirect
1.	1.	1.	Direct	Direct [x]	xi	Direct	Indirect

GB0007308355	43,148,141	43,148,141	43,148,141	43,148,141		3.39%

B: Financial Instruments
Resulting situation after the triggering transaction xii
Number of voting
rights that may be
acquired if the
		Exercise/	instrument is
Type of financial	Expiration date	Conversion Period/	exercised/
instrument	xiii	Date xiv	converted.	% of voting rights
N/A	N/A	N/A	N/A	N/A

Total (A+B)
Number of voting rights	% of voting rights
43,148,141	3.39%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

Prudential plc (parent Company) The Prudential Assurance Company Limited (wholly owned subsidiary of Prudential plc)

Proxy Voting:

10. Name of the proxy holder:	N/A

11. Number of voting rights proxy holder will cease to hold:	N/A

12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information: None

14. Contact name:	Emma Thompson

15. Contact telephone number: 020 7548 2293

B: Identity of the notifier, if applicable xvii

Full name		Margaret Woods

Contact address		Reed Elsevier PLC 1-3 Strand, WC2N 5JR

Phone number		020 7166 5613

Other useful information (e.g. functional relationship with the person or legal

entity subject to the notification obligation)		Assistant Company Secretary

C: Additional information